Mail Stop 4561

March 22, 2010

Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
520 Broadway, Suite 350
Santa Monica, CA 90401

      Re: **Artificial Life, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 000-25075

Dear Mr. Schoneburg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief